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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 CELESTICA INC.
              (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

      Liquid Yield Option(TM) Notes due 2020 (Zero Coupon -- Subordinated)
                         (TITLE OF CLASS OF SECURITIES)

                                    15101QAA6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Kaye Scholer LLP
                                 425 Park Avenue
                               New York, New York
                      Attention: Managing Attorney's Office
                                 (212) 836-8000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                ----------------
                                   COPIES TO:

      Lynn Toby Fisher, Esq.                        I. Berl Nadler, Esq.
      Joel I. Greenberg, Esq.                Davies Ward Phillips & Vineberg LLP
         Kaye Scholer LLP                    1 First Canadian Place, Suite 4400
          425 Park Avenue                             Toronto, Ontario
     New York, New York 10022                          Canada M5X 1B1
          (212) 836-8000                               (416) 863-0900

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                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
            U.S.$352,000,000                           U.S.$41,431

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2020 (Zero Coupon-Subordinated), as described herein, is $572.82 per $1,000 principal amount at maturity. As of June 30, 2005, there was approximately $614.4 million in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $352.0 million. The amount of the filing fee is calculated by multiplying the transaction value by 0.00011770.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.  Filing Party:   Not applicable.
     Form or Registration No.:  Not applicable.  Date Filed:     Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:
     / /  third-party tender offer subject to Rule 14d-1.
     /X/  issuer tender offer subject to Rule 13e-4.
     / /  going private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Celestica Inc., an Ontario, Canada corporation ("Celestica"), and relates to the offer by Celestica to purchase the Liquid Yield Option(TM) Notes due 2020 (Zero Coupon-Subordinated) issued by Celestica on August 1, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), Celestica's notice, dated July 5, 2005 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(A) to
(d) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of August 1, 2000, between Celestica and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee ("Trustee") (the "Indenture").

     The Option will expire at 5:00 p.m., Eastern Daylight Time, on August 2, 2005. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEMS 1 THROUGH 9.

     Celestica is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, Company Notice, the Securities and the related offer materials filed as Exhibits (a)(1)(A) to (d). The Securities are convertible into subordinate voting shares of Celestica. Celestica maintains its registered and principal executive offices at 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7 and its telephone number is (416) 448-5800. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

ITEM 10. FINANCIAL STATEMENTS.

     (a) Celestica believes that its financial condition is not material to a holder's decision whether to put the Securities to Celestica because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and Celestica is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Celestica and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(A) Company Notice to Holders of Celestica Inc. Liquid Yield Option(TM)Notes due 2020 (Zero Coupon-Subordinated), dated July 5, 2005.

(a)(1)(B)      Form of Purchase Notice, dated July 5, 2005.

(a)(1)(C)      Form of Notice of Withdrawal, dated July 5, 2005.

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(a)(1)(D)      Form W-9.

(a)(5)(A)      Press Release issued by Celestica Inc. on July 5, 2005.

(a)(5)(B)      Summary Advertisement

(b)            Not applicable.

(d) Indenture, dated as of August 1, 2000, between Celestica Inc. and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to Celestica's Registration Statement on Form F-3 (File No. 333-12272), as filed with the Securities and Exchange Commission on July 24, 2000.

(g)       Not applicable.

(h)       Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 5, 2005                       CELESTICA INC.

                                                By: /s/ Elizabeth L. DelBianco
                                                    ----------------------------
                                                     Elizabeth L. DelBianco
                                                     Chief Legal Officer

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                                  EXHIBIT INDEX

(a)(1)(A) Company Notice to Holders of Celestica Inc. Liquid Yield Option(TM)Notes due 2020 (Zero Coupon-Subordinated), dated July 5, 2005.

(a)(1)(B)      Form of Purchase Notice, dated July 5, 2005.

(a)(1)(C)      Form of Notice of Withdrawal, dated July 5, 2005.

(a)(1)(D)      Form W-9.

(a)(5)(A)      Press Release issued by Celestica Inc. on July 5, 2005.

(a)(5)(B)      Summary Advertisement

(b)            Not applicable.

(d) Indenture, dated as of August 1, 2000, between Celestica Inc. and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to Celestica's Registration Statement on Form F-3 (File No. 333-12272), as filed with the Securities and Exchange Commission on July 24, 2000.

(g)       Not applicable.

(h)       Not applicable.